UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator

(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100

Santiago, Chile

011-562-697-0040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	______	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Explanatory Note

2.	Report of Material Event dated September 1, 2015 regarding merger of Provida Pension Fund Administrator

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: September 1, 2015	By:	/s/Andrés Veszprémy

Name: Andrés Veszprémy
Title: General Counsel

Item 1

EXPLANATORY NOTE

Effective as of September 1, 2015, Administradora de Fondos de Pensiones ProVida S.A. (“Old Provida”) merged with and into Administradora de Fondos de Pensiones Acquisition Co. S.A. (which was formerly known as MetLife Chile Acquisition Co. S.A., was the surviving entity of the aforementioned merger and effective as of September 1, 2015 was renamed as Administradora de Fondos de Pensiones ProVida S.A.) (“New Provida”). New Provida became the successor issuer to Old Provida under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will succeed to Old Provida’s reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act, the common stock of New Provida is deemed to be registered under paragraph (g) of Section 12 of the Exchange Act. Filings on or prior to September 1, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) in relation to Old Provida will continue to be accessible on Old Provida’s file with the SEC available at www.sec.gov under CIK 931588. Filings on or after September 1, 2015 with the SEC in relation to New Provida will be accessible on New Provida’s file with the SEC available at www.sec.gov under CIK 1582706.

Item 2

MATERIAL FACT

ADMINSTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

SECURITIES REGISTRATION N°211

Santiago, September 1, 2015

Mr. Carlos Pavez Tolosa

Superintendent Superintendency of Securities and Insurance

Ref.:	Administradora de Fondos de Pensiones ProVida S.A.
Securities Registration No.211

Dear Sir,

In compliance with article 9 and second paragraph of article 10 of Law No.18,045 on Securities Market and with General Rule No.30 of this Superintendency, I hereby appear duly authorized and on behalf of Administradora de Fondos de Pensiones ProVida S.A. (the “Company”), openly-held stock corporation recorded in the Securities Registry of this Superintendency under No. 211, to communicate the following material fact regarding the Company:

By means of Resolution No.E-224-2015 (the “Resolution”) issued on this same date, the Superintendency of Pension Funds authorized the merger by incorporation of the Company into its parent company Administradora de Fondos de Pensiones Acquisition Co. S.A. (“Nueva ProVida”). Such Resolution establishes that the merger has had full effect as of September 1, 2015, therefore on this same date:

1.	Nueva ProVida is now named “Administradora de Fondos de Pensiones ProVida S.A.”;

2.	Nueva ProVida acquires all the assets, permits, authorizations, liabilities and equity of the Company;

3.	The shareholders of the Company receive shares of Nueva ProVida in its capacity of legal successor of the Company, to the ratio of 1 share of Nueva ProVida for each share they hold in the Company, and

4.	The Company is declared as dissolved and cancelled its existence authorization, granted through Resolution No.E-006/81 of April 1st, 1981.

Best regards,

/s/ Ricardo Rodríguez Marengo

Ricardo Rodríguez Marengo

Chief Executive Officer

c.c.	Santiago Stock Exchange (Bolsa de Comercio de Santiago)
Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile)
Valparaíso’s Brokers Stock Exchange (Bolsa de Corredores de Valparaíso)
Superintendency of Pension Funds (Superintendencia de Pensiones)